Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

October 18, 2023

Via EDGAR Transmission

Ms. Kim Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Browning:

I am writing in response to comments you provided to me during a telephone conversation on September 26, 2023, to Post-Effective Amendment No. 82, Amendment No. 84, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on August 11, 2023, to register shares of the Virtus Newfleet Short Duration Core Plus Bond ETF series of the Trust (the “Fund”). We will respond in the form of a Post-Effective Amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

General Comments

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review, comment to action or absence of action by the staff. Please ensure that all information in the Amendment that is currently incomplete and/or bracketed will be completed in the next filed Post-Effective Amendment pertaining to the Fund that is filed pursuant to Rule 485(b) under the Securities Act. Additionally, please file your response to the staff comments on EDGAR at least five days in advance of the Amendment’s effective date. Where a global comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the Amendment (e.g., statutory prospectus or the Statement of Additional Information (“SAI”)). Finally, if you respectfully determine to decline a comment, please provide the staff with a well-reasoned and detailed legal analysis as applicable in support of the Trust’s views as they apply to the specific facts and circumstances. Please cite to any legal authority that supports such views.

Philadelphia, PA ● Malvern, PA ● Cherry Hill, NJ ● Newark, NJ ● Wilmington, DE ● Washington, DC ● New York, NY ● Chicago, IL

A Pennsylvania Limited Liability Partnership

RESPONSE:   The Trust acknowledges the staff’s comment and confirms that all information will be completed in the next Post-Effective Amendment pertaining to the Fund that is filed pursuant to Rule 485(b) under the Securities Act.

Prospectus Comments

RISK/RETURN SUMMARY INFORMATION

Fees and Expenses of the Fund

2.	Please include a completed fee table and expense example in your response letter.

RESPONSE:   The completed fee table and expense example for the Fund are included below:

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.40%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.40%
Fee Waiver[3]	0.05%
Total Annual Fund Operating Expenses After Fee Waiver	0.35%

(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser, Virtus ETF Advisers LLC (the “Adviser”) pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.
(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(3)	The Adviser has contractually agreed to waive a portion of the Fund’s management fee equal to 0.05% of the Fund’s average daily net assets through November 30, 2025, which will have the effect of reducing the Fund’s expenses (the “Fee Waiver Agreement”). While the Adviser or the Fund may discontinue the Fee Waiver Agreement after the contractual period, it may only be terminated during its term by either party upon written notice; provided that such termination shall require the approval of the Fund’s Board of Trustees.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels and that the Fee Waiver Agreement remains in place for the contractual period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$37	$121

3.	Please bold the second sentence under “Fees and Expenses of the Fund,” which provides “You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.”

RESPONSE:   The Trust will bold the referenced sentence, as reflected in response to Comment 2 above.

4.	Please confirm supplementally to the staff that all fees incurred by the Fund that are excluded from the Fund’s unitary fee arrangement with the investment adviser will be appropriately reflected in the “Other Expenses” line item of the fee table.

RESPONSE:   The Fund does not currently anticipate incurring any extraordinary expenses that may materially affect “Other Expenses” for the current fiscal year.

Principal Investment Strategy

5.	The Fund’s investment objective provides that the Fund “seeks to provide a high level of total return, including a competitive level of current income, while limiting fluctuations in net asset value (‘NAV’).” Please explain the meaning of the phrase “competitive level of current income” in the Item 4 section of the prospectus.

RESPONSE:   The Fund will revise its objective to remove the reference to “a competitive level of.”

6.	The Fund’s name includes “Short Duration.” Accordingly, please add a definition of duration to the prospectus, along with a brief example. We note that similar disclosure is currently included in the Fund’s SAI and that such additional disclosure may be added to the Item 9 section of the prospectus.

RESPONSE:   The Fund will revise the Item 9 disclosure of the prospectus to include the following information:

Duration measures the interest rate sensitivity of a fixed income security by assessing and weighting the present value of the security’s payment pattern. Generally, fixed income securities with longer effective durations are more responsive to interest rate fluctuations than those with shorter effective durations. For example, if interest rates rise by 1%, the value of securities having an effective duration of three years will generally decrease by approximately 3%.

7.	The first paragraph of the “Principal Investment Strategy” section provides that the Fund’s sub-adviser “seeks current income with an emphasis on maintaining low volatility and overall short duration (within a range of 1-3 years) by investing primarily in higher quality, more liquid fixed income securities.” Please define in plain English the terms “high quality” and “more liquid” and also give the source of those definitions (e.g., from a credit quality rating service). Please also review other disclosures with respect to consistency and fulsomeness of disclosure with respect to applicable credit quality ratings. You also want to indicate whether each investment may be for the Fund’s 80% basket and, if the Fund has a 20% basket that may be used as part of its principal investment strategy, what investments will be included in that basket. Please relocate all non-principal disclosure to the SAI. Please see Items 4, 9 and 16 of Form N-1A.

RESPONSE:   The Fund will revise the first two paragraphs of the “Principal Investment Strategy” section as noted below. In addition, the Trust acknowledges the staff’s comment and will review and revise the remainder of the prospectus disclosure as appropriate.

Newfleet Asset Management (“Newfleet”) a division of Virtus Fixed Income Advisers, LLC, the Fund’s sub-adviser, seeks current income with an emphasis on maintaining low volatility and overall short duration (within a range of 1-3 years) by investing primarily in ~~higher quality~~ investment grade, more liquid (i.e., highly traded) fixed income securities of U.S. issuers. Newfleet considers investment-grade securities to be those with credit ratings within the four highest rating categories of a nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined to be of comparable quality by Newfleet. ~~Duration measures the interest rate sensitivity of a fixed income security by assessing and weighting the present value of the security’s payment pattern. Generally, the longer the maturity, the greater the duration and, therefore, the greater effect interest rate changes have on the price of the security. The Fund~~ Newfleet seeks to achieve ~~it’s~~ the Fund’s objective by applying a time-tested approach (i.e., one based on its historical expertise) of active fixed-income sector rotation, extensive credit research and disciplined risk management designed to capitalize on opportunities across undervalued areas of the fixed income markets (also referred to as fixed income sectors).

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income debt obligations. The fixed income debt obligations in which the Fund may invest include:

●	U.S. corporate bonds. ~~Securities rated investment-grade at the time of investment, which are securities with credit ratings within the four highest rating categories of a nationally recognized statistical rating organization, including short-term securities, or, if unrated, determined to be of comparable quality by Newflee~~t;

●	~~Securities~~ Treasury notes and bonds issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities;

●	~~Collateralized mortgage obligations (“CMOs”), real estate mortgage investment conduits (“REMICs”), and other m~~Mortgage-backed securities (“MBS”) ~~or~~ and asset backed securities (“ABS”)~~, including those~~ issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, as well as those issued by private issuers, which are not guaranteed as to principal and interest payments (also referred to as “non-agency” instruments). The ABS and MBS in which the Fund invests are generally purchased pursuant to Rule 144A under the Securities Act of 1933 and are therefore subject to certain resale restrictions.~~; and~~

●	~~Debt securities~~ Bonds issued by foreign issuers, including foreign governments and their political subdivisions and companies incorporated outside of the U.S. The Fund’s non-U.S. investments will primarily be denominated in U.S. dollars but may also be denominated in foreign currencies.

The foregoing investments will generally be rated investment grade by an NRSRO at the time of purchase, or, if unrated, determined to be of comparable quality by Newfleet. Any fixed income debt obligations in which the Fund invests that are rated below investment grade at the time of purchase (also known as “junk” bonds) will be limited to 20% of the Fund’s net assets. The Fund may continue to hold a fixed income debt obligation notwithstanding any change to its credit rating.

8.	The first paragraph of the “Principal Investment Strategy” section provides that the Fund “seeks to achieve its objective by applying a time-tested approach of active sector rotation, extensive credit research and disciplined risk management designed to capitalize on opportunities across undervalued areas of the fixed income markets.” Using plain English, please briefly explain what is meant by “time-tested approach of active sector rotation” and add corresponding risk disclosure.

RESPONSE:   The Fund will revise the referenced disclosure as noted above in response to Comment 7. In addition, the Trust refers the staff to “Management Risk,” which covers the risks applicable to Newfleet actively managing the Fund’s portfolio.

9.	Please revise the second paragraph of the “Principal Investment Strategy” section to more clearly specify each type of fixed income debt obligation in which the Fund may use for its principal investment strategy and include corresponding risk disclosure.

RESPONSE:   The Fund will revise the referenced disclosure as noted above in response to Comment 7. In addition, the Trust has reviewed its principal risk disclosure and believes it appropriately corresponds to its principal investment strategy disclosure.

10.	Please revise the second paragraph of the “Principal Investment Strategy” section to more clearly specify the issuers of each type of fixed income debt obligation in which the Fund may invest. For example, while the second paragraph refers to securities issued by the U.S. Government, its agencies, authorities or instrumentalities, the Item 9 section refers to securities issued by exchange-traded funds (“ETFs”) and other registered investment companies.

RESPONSE:   The Fund will revise the referenced disclosure as noted above in response to Comment 7. The reference to ETFs in the Item 9 section will be removed.

11.	The “Principal Investment Strategy” disclosure suggests that the Fund will invest in securities rated within one of the four highest rating categories of a nationally recognized statistical rating organization; however, what will the Fund do if a security is downgraded after purchase? Please add disclosure to the “Principal Investment Strategy” section disclosing if the Fund will take action if a downgrade occurs. We note that negative disclosure is not necessary to include if the Fund has no policy.

RESPONSE:   The Fund will revise the referenced disclosure as noted above in response to Comment 7.

12.	The first bullet of the second paragraph of the “Principal Investment Strategy” section refers to “short-term securities.” Please explain how that term correlates to “Short Duration” in the Fund’s name and reconcile the use of those two terms. If those two terms are intended to apply to different securities, we may have an additional comment on the Fund’s name.

RESPONSE:   The Fund will remove the reference to “short-term securities” as reflected in the revised disclosure in response to Comment 7 above.

13.	The third bullet of the second paragraph of the “Principal Investment Strategy” section refers to CMOs, REMICs, MBS and ABS. Please add definitions for each of those terms. Please also specify the specific types of MBS and ABS in which the Fund will use in its principal investment strategy and add any corresponding risks. In addition, to the extent those investments may be of certain credit qualities, please disclose such attendant credit qualities. We note that such additional disclosures may be included in the Item 9 section of the prospectus.

RESPONSE:   The Fund will add the requested definitions to the Item 9 section of the prospectus and specify that MBS may include CMOs, REMICs, RMBS and CMBS. In addition, attendant credit qualities will be clarified as reflected in response to Comment 7 above. The Trust will also include additional disclosure around the types of ABS in which the Fund may invest.

14.	Clarify to the staff whether there is a limit on the percentage of the Fund’s net assets that can be invested in non-agency MBS, ABS, REMICs, CLOs and CDOs. If the Fund will invest significantly in such investments, given the liquidity profile of such investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end fund structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. Your response may also include general market data of the types of investments you intend to hold. See Investment Company Liquidity Risk Manage Program, SEC Release No. IC-32315 (Oct. 25, 2016), at pages 154-155.

RESPONSE:   Pursuant to Rule 22e-4 under the 1940 Act, no open-end fund (excluding money market funds) or In-Kind ETF (as defined therein) may acquire any illiquid investment if, immediately after the acquisition, the fund or In-Kind ETF would have invested more than 15% of its net assets in illiquid investments that are assets. As a result, the Fund’s portfolio will primarily consist of liquid assets, including liquid non-agency MBS (which includes CMOs, REMICs, CMBS and RMBS) and ABS. MBS and ABS will be deemed liquid if the Fund reasonably expects that such securities can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of those securities, in accordance with Rule 22e-4. The Trust believes, based on Newfleet’s extensive experience in managing open-end funds with securitized credit investments, as well as its knowledge of the markets for those securities, that the majority of the MBS and ABS in which the Fund will invest will be considered at least moderately liquid, and currently anticipated to be highly liquid, pursuant to Rule 22e-4 under the 1940 Act.

Due to the frequency of trades in issuers in the Fund’s MBS/ABS investment universe, the Fund expects to be able to obtain pricing vendor evaluations, including from DTC and ICE Data Services, for all or substantially all of its MBS and ABS holdings at the time the Fund begins its investment operations, and to have other market data readily available to it to assess the reliability of those evaluations. If the Trust’s pricing vendors are unable to provide a price for an MBS or ABS held by the Fund, the Adviser will seek one or more broker quotes for that security. If neither option is available, the security will be priced at fair value in accordance with Rule 2a-5 under the 1940 Act and the Fund’s valuation procedures.

Additionally, MBS and ABS are TRACE eligible with transparent data available real-time with respect to daily trading in such investments at the security level. Typically, daily volume on average is approximately $800 million per day for ABS and approximately $300 billion per day for agency MBS. Please click on the link below for further information.

https://www.finra.org/filing-reporting/trace/structured-product-activity-reports-and-tables

In addition, depending on the Fund’s liquidity needs and current market conditions, the Fund may invest in any of the other highly liquid fixed income debt obligations described in response to Comment 7 above. Lastly, the Trust notes that many other open-end sponsors have been successfully managing securitized credit funds in compliance with the 1940 Act for a number of years, and the staff has not suggested any particular reason to believe that the Fund’s investment strategy is so materially different from those other funds such that the Fund’s portfolio would not be able to comply with the requirements of Rule 22e-4 under the 1940 Act.

15.	If the Fund will invest in CLOs as part of its principal investment strategy, please revise the Item 4 disclosure accordingly. Applicable credit quality ratings should be noted as well.

RESPONSE:   The Fund does not currently intend to invest in CLOs as part of its principal investment strategy.

16.	The fourth bullet of the second paragraph of the “Principal Investment Strategy” section refers to “[d]ebt securities issued by foreign issuers.” Please specify the types of debt securities issued by the foreign issuers in which the Fund will invest, along with the corresponding risks. We note that such additional disclosure may be included in the Item 9 section of the prospectus.

RESPONSE:   The Fund will revise the referenced disclosure as noted above in response to Comment 7. In addition, the Fund has reviewed the principal risk disclosure and does not believe any additional risks are necessary.

17.	If the Fund will invest principally in a specific foreign country or region, please identify such investment in the “Principal Investment Strategy” section and disclose the corresponding risks in the “Principal Risks” section.

RESPONSE:   The Fund does not anticipate having a particular geographic focus in any foreign country or region at the time of launch and, therefore, no additional disclosure will be added at this time.

18.	The penultimate paragraph of the “Principal Investment Strategy” section refers to investments “in the sectors described above….” Please clarify what is meant by the term “sectors,” as it does not appear to have any corresponding reference above.

RESPONSE:   The Fund will revise the referenced disclosure as noted above in response to Comment 7.

19.	The last sentence of that same paragraph refers to “sector concentration.” We note that, pursuant to the Fund’s enumerated fundamental limitations in the SAI, the Fund will not concentrate its investments. To avoid possible investor confusion with the term “concentration,” as that term is used in Section 8 of the 1940 Act and Item 16 of Form N-1A, we suggest using another term in the “Principal Investment Strategy” section when referring to “sector concentration” (e.g., “sector focus”).

RESPONSE:   The Fund will revise the referenced disclosure as requested.

20.	Based on the Item 4 strategy disclosure, it appears the Fund’s investments may be denominated in non-U.S. currencies and U.S. dollars. If so, please provide a brief sentence stating that, if accurate.

RESPONSE:   The Fund will add the requested disclosure as noted above in response to Comment 7.

21.	If the Fund has, for purposes of its principal investment strategy, a 20% component, please add correlating Item 4 strategy and risk disclosure.

RESPONSE:   The Fund will add disclosure regarding its 20% bucket as noted above in response to Comment 7, along with corresponding risk disclosure to the “Principal Risks” section.

Principal Risks

22.	Please note that the Item 4 strategy disclosure should correlate to the Item 4 risks disclosure. For example, we note that the Item 4 “Principal Investment Strategy” section states that the Fund may invest in “[s]ecurities rated investment-grade at the time of investment,” but there is no corresponding investment grade securities risk in the “Principal Risks” section. We would expect any such risk to disclose that investment grade securities may have speculative characteristics. Therefore, please revise the “Principal Risks” section so that every principal investment strategy has an attendant principal risk.

RESPONSE:   The Trust has reviewed the “Principal Risks” section and will revise it to include risk disclosure pertaining to investment-grade debt securities.

23.	Please consider summarizing how risks attendant to the current interest rate environment may affect the Fund.

RESPONSE:   The Trust has reviewed the “Principal Risks” section and does not believe any additional changes are necessary in response to the staff’s comment.

24.	“Foreign Investments Risk” includes a sentence that states, “These risks are typically greater in emerging markets.” If investments in emerging markets are not principal, please relocate this sentence to the SAI. If investments in emerging markets are principal, please add a correlating principal strategy. If added, please also consider giving emerging markets its own risk disclosure.

RESPONSE:   The Trust will remove the referenced sentence.

25.	“Sovereign Debt Risk” starts off by stating, “In addition to the risks of investing in foreign securities and debt securities….” This appears to be suggesting that the Fund can invest beyond the debt securities of sovereign debt. Please reconcile this disclosure with the principal investment strategy or revise the risk accordingly.

RESPONSE:   The Trust will revise the risk as follows:

Sovereign Debt Risk. In addition to subjecting the Fund to the risks of investing in foreign securities and debt securities generally, investments in bonds issued by foreign governments involve the risk of repayment. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and the Fund may have limited recourse in the event of a default against the defaulting government. In the past, some governmental debtors have been able to reschedule or restructure their debt payments, or declare moratoria on payments, without approval of debt holders.

26.	Please revise “MBS and ABS Risks” from the generalized summary that is currently included, to be more attendant to the specific ABS and MBS in which the Fund may invest. Please also consider revising the disclosure so that each of ABS and MBS have their own risk paragraph.

RESPONSE:   The Trust has reviewed the referenced risk disclosure and does not believe any revisions are necessary, except as noted in response to Comment 27 below.

27.	The last two sentences of “MBS and ABS Risks” refer to subprime loans. This is the first reference to subprime loans. Please delete those sentences or add corresponding principal strategy disclosure in plain English.

RESPONSE:   The Trust will remove the referenced sentences.

28.	We note that while the Item 4 “Principal Investment Strategy” section describes the Fund as having an “active sector rotation” and states that the Fund will allocate across various sectors, the Item 4 “Principal Risks” section provides generalized “Sector Focus Risk” disclosure. Please revise that risk to be more specific to the sector risks to which the Fund has exposure.

RESPONSE:   The reference to “active sector rotation” in the Fund’s “Principal Investment Strategy” section refers to actively rotating the Fund’s investments across various fixed income sectors (or markets). “Sector Focus Risk,” however, refers to the risks of having exposure to various sectors of the economy and corresponds to the last sentence of the “Principal Investment Strategy” section. Accordingly, the strategy and risk referenced by the staff are unrelated and no changes are necessary. The Trust also refers the staff to its response to Comment 7 above, which makes clarifying edits to the fixed-income sector references.

29.	Consider combining your ETF-related risks into a single “ETF Risk,” with bullets included thereunder.

RESPONSE:   The Trust will revise those risks as requested.

30.	Please supplementally provide the staff with the broad-based index that the Fund intends to use.

RESPONSE:   The Fund currently intends to use the ICE BofA 1-5 Year Corporate & Government Index as its broad-based index.

ADDITIONAL INFORMATION REGARDING THE FUND’S INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Additional Information Regarding the Fund’s Investments

31.	Pursuant to the requirements of Items 4, 9 and 16 of Form N-1A, principal strategies should be summarized in the Item 4 section and a more fulsome discussion of those strategies should be discussed in the Item 9 section. See IM Guidance Update 2014-08, which is available at https://www.sec.gov/investment/im-guidance-2014-08.pdf. However, the Fund’s Item 9 section describes investments beyond those discussed in its Item 4 section. For example, the Item 9 section of the Fund’s prospectus refers to junk bonds and also discloses that the Fund may invest in ETFs and other registered investment companies. If you have non-principal investments and risks included in the Item 9 section, please relocate to those to the SAI.

RESPONSE:   While the Trust does not agree with the staff’s assessment of the requirements of Form N-1A (see specifically General Instruction C.3.(a), which indicates that only Items 2 through 8 may not include additional information but does not similarly limit the disclosure in Item 9), the Trust will nonetheless revise the Fund’s prospectus as requested.

32.	The Item 9 section of the Fund’s prospectus indicates that the Fund may invest in ETFs and other registered investment companies. Please include in the fee table a line item for estimated Acquired Fund Fees and Expenses (“AFFE”) or confirm supplementally that estimated AFFE are not expected to exceed 1 basis point. Otherwise, please confirm supplementally to the staff that any such expenses are reflected in the Other Expenses caption. See Instructions 3(f)(i) and 3(f)(iv) to Item 3 of Form N-1A.

RESPONSE:   The Trust confirms that estimated AFFE are not expected to exceed 1 basis point for the current fiscal year; therefore, an AFFE line item will not be included in the Fund’s fee table. To the extent any AFFE are estimated to be 1 basis point or less, the Trust confirms to the staff that those will be included in the Other Expenses line item. Note also that the Item 9 disclosure pertaining to ETFs will be removed.

33.	If the Fund will use investments in ETFs and other registered investment companies in its 80% basket, note that a fund and its adviser may not ignore the investments of the underlying fund, whether affiliated or unaffiliated, when determining whether the fund is in compliance with its Rule 35d-1 investment policy (“80% Policy”). Accordingly, please add disclosure stating that the Fund will consider the investments of any underlying fund in which it invests when considering compliance with its 80% Policy.

RESPONSE:   The Trust notes that the requested disclosure is already included in the SAI.

Additional Information Regarding the Fund’s Investment Risks

34.	Please relocate “Repurchase Agreements Risk” to the SAI if the Fund does not intend to invest in repurchase agreements as a principal strategy.

RESPONSE:   The Trust will remove the referenced disclosure from the prospectus.

35.	Consider disclosing in the Item 4 and Item 9 sections the risks of investing in a new fund.

RESPONSE:   The Trust refers the staff to the current disclosure entitled “Small Fund Risk,” which substantially covers the same risks as new fund risk.

SAI Comments

GENERAL DESCRIPTION OF THE TRUST AND THE FUND

Fund Name and Investment Policy

36.	The disclosure in the section entitled “Fund Name and Investment Policy” provides, “In addition, in appropriate circumstances, synthetic investments may be included in the 80% basket of the Names Rule Policy if they have economic characteristics similar to the other investments included in the basket.” We note that this is the first reference of derivatives in the 80% policy. If derivatives are included in the 80% basket, please revise the Item 4 section of the prospectus to disclose that fact. If doing so principally, please revise the Item 4 section of the prospectus to reflect the specific derivatives included in the 80% basket.

RESPONSE:   The Trust does not anticipate the need to calculate derivatives in the Fund’s 80% basket at launch. Accordingly, the Trust believes including this disclosure only in the SAI is appropriate at this time.

INVESTMENT LIMITATIONS

Fundamental Restrictions

37.	The Fund’s concentration policy provides that the Fund may “invest more than 25% of its total assets in any particular industry.” Please revise “any particular industry” to say, “any particular industry or group of industries” pursuant to Section 8(b)(1)(e) of the 1940 Act and Item 16(c)(iv) of Form N-1A. The staff does not object if the disclosure is added to the text to work in “or group of industries.”

RESPONSE:   The Trust will revise the concentration policy as requested.

38.	Please clarify in the SAI that investments in sovereign debt of any single foreign country are considered investments in a single industry for concentration purposes. See Dear Registrant Letter dated Jan. 3, 1991 (the “1991 Letter”).

RESPONSE:   The Trust respectfully declines to add the clarifying language, as it believes the Fund’s current SAI disclosure is consistent with the requirements of Section 8(b)(1)(E) of the 1940 Act and Item 16 of Form N-1A, which refer to describing policies regarding “concentrating investments in a particular industry or group of industries” (emphasis added). The Fund notes that the 1991 Letter was rescinded on June 1, 1998, in connection with the effective date of the 1998 amendments to Form N-1A. See Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998) (the “1998 Amendments”). In the 1998 Amendments, the SEC specifically stated that:

“Form N-1A, as amended, incorporates certain disclosure requirements from the [Guidelines to current Form N-1A (the “Guides”)] and [Generic Comment Letters prepared by the Division of Investment Management (“GCLs”)]. Other disclosure requirements in the Guides and the GCLs have not been incorporated in Form N-1A because, among other things, they are outdated or result in disclosure about technical, legal, and operational matters generally common to all funds…. Form N-1A, as amended, includes all of the requirements necessary for funds to prepare new or amend existing registration statements.”

The 1998 Amendments did not incorporate into Form N-1A the interpretation from the 1991 Letter on foreign governments being subject to a fund’s concentration policy, and therefore that disclosure comment has been rescinded.  Nonetheless, the Trust confirms that the Fund does not currently intend to invest 25% or more of its net assets in sovereign debt of any single foreign country.

Non-Fundamental Restrictions

39.	The last paragraph under “Non-Fundamental Restrictions” states, “The 1940 Act allows the Fund to borrow from any bank (including, without limitation, pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets and the Fund will, to the extent necessary, reduce its existing borrowings (within three days, excluding Sundays and holidays) to comply with the provisions of the 1940 Act.” Because the borrowing requirements under Rule 18f-1 are continuous and cannot be changed with Board approval, we ask that you relocate this disclosure to somewhere else in the SAI.

RESPONSE:   The Trust will remove the referenced disclosure, as the same concept is already disclosed under the section on “Borrowing” under “Other Investment Policies” in the SAI.

PURCHASE AND REDEMPTION OF CREATION UNITS

Creation

40.	In the section entitled, “Acceptance of Orders for Creation Units,” please revise the first sentence to state that the Trust “reserves the right to reject” instead of “reserves the absolute right to reject….”

RESPONSE:   The Trust will revise the disclosure as requested.

Additional Comments

41.	Section 9.08 of the Trust’s Agreement and Declaration of Trust (the “DOT”) includes a provision relating to derivative actions. Please summarize this section of the DOT somewhere and disclose that such provision does not apply to claims arising under the federal securities laws.

RESPONSE:   The Trust will add the following disclosure as the last paragraph of the section of the SAI entitled, “Additional Information Concerning Shares – Organization and Description of Shares of Beneficial Interest”:

In addition, the Declaration of Trust provides that, subject to the Delaware Act, a shareholder may bring a derivative action on behalf of the Trust or any of its series only if certain conditions are met. Those conditions include, in summary: (i) each complaining shareholder was a shareholder of the series on behalf of which the action is proposed to be brought at the time of the action or acquired the shares afterwards by operation of law from a person who was a shareholder at that time; (ii) each complaining shareholder was a shareholder of the affected series at the time the pre-suit demand (as defined below) was made; (iii) the complaining shareholders must have made a written demand prior to the commencement of the derivative action upon the Trustees requesting that the Trustees file the an action on behalf of the affected series (the “pre-suit demand”); (iv) shareholders owning shares representing at least ten percent (10%) of the voting power of the affected series must join in initiating the derivative action; and (v) a copy of the proposed derivative complaint must be served on the Trust. The derivative action provisions summarized above will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or, in my absence, to Michael D. Mabry at (215) 564-8011.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	William Smalley
Daphne Chisolm
Michael Mabry